March 6, 2003

03 MAR 10 AM 7:21

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

03007239

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated March 4, 2003 with respect to the announcement that Bombardier will not meet previously announced financial targets which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Director, Legal Services
and Corporate Secretary

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood LLP

dlw 3/11

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of ________, 2003.

____

Name:
Title:

F:\DATA\LEGAL\COMMISSIONS\USA-SEC\Sec Exch comm - press release.doc 2003-03-06

PRESS RELEASE

03 MAR 10 AM 7:21

BOMBARDIER

BOMBARDIER ANNOUNCES IT WILL NOT MEET PREVIOUSLY ANNOUNCED FINANCIAL TARGETS

Montréal, March 4, 2003 — Bombardier Inc. announced today that on the basis of preliminary results compiled by the Corporation for the fiscal year ended Jan. 31, 2003, financial targets previously provided by the Corporation will not be achieved. Previous guidance for earnings was $0.81 per share, before special items ($0.70 after special items) and free cash flow of $1.3 billion.

Based on these preliminary results, earnings per share before special items will be in the range of $0.40 to $0.45 and free cash flow for the fiscal year will be just over $800 million.

Earnings per share after special items cannot be provided at this time as the Corporation is currently finalizing its consolidated financial statements.

As a result of changes in the aerospace market, the Corporation is also contemplating a change in accounting policy for its aerospace programs, which could entail significant non-cash write-offs. If the accounting policy change is adopted, the audited financial statements for the year ended Jan. 31, 2003, which are scheduled to be published April 3, 2003, would be presented under the new accounting policy and the result in EPS after special items is expected to be materially lower than the stated range. Free cash flow will not be affected by the accounting change.

"The current information we now have on hand warrants the immediate publication of this notice," said Paul M. Tellier, President and CEO of Bombardier. "We are already working on specific initiatives and will be providing a broader perspective on our plans when we release our year-end results."

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 75,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21,6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

FORWARD-LOOKING STATEMENTS
This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-981

http://www.bombardier.com